Filed by Art Technology Group, Inc. pursuant to
                       Rule 425 under the Securities Act of 1933, as amended and
                                  deemed filed pursuant to Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended



                               Subject Company: Primus Knowledge Solutions, Inc.
                                                   Commission File No. 000-26273



On August 10, 2004, Art Technology Group, Inc. and Primus Knowledge Solutions, Inc. issued the following joint press release:


           ATG to Acquire Primus Knowledge Solutions, Inc.;
    Combination Will Create One of the Largest Online Commerce and
                      Service Software Companies

    CAMBRIDGE, Mass. & SEATTLE--(BUSINESS WIRE)--Aug. 10, 2004--ATG (Art Technology Group, Inc., NASDAQ: ARTG) the software provider behind the Web's richest customer experiences and Primus Knowledge Solutions, Inc. (NASDAQ: PKSI), an award-winning customer service software provider, today announced a definitive agreement for ATG to acquire Primus. Under the terms of the all stock deal, the transaction is valued at approximately $30 million to $33 million, based upon ATG's closing stock price as of August 9, 2004. For the 12 month period ended June 30, 2004, the two companies had combined revenue of more than $90 million. Cost synergies between the two companies are expected to result in between $10 million and $15 million in annual savings beginning in 2005. The transaction is expected to close during the fourth quarter of 2004 and be accretive to ATG's forecasted results for the full year 2005.
    ATG's industry-leading software for online commerce and marketing combined with Primus' award-winning customer service software solutions will create one of the industry's largest online commerce and service software companies. The combination will produce the most complete consumer-facing platform to work seamlessly through Web, email, call center, and other channels.
    "Companies want to market to, sell to and service their customers through a variety of channels and provide the most seamless, integrated experience for these customers," said Bob Burke, president and CEO of ATG. "Combining Primus' products and technical expertise with ATG creates an e-business powerhouse, with the breadth of technology and the critical mass that greatly enhances our ability to provide complete customer experience solutions across all channels."
    ATG delivers a rich customer experience through integrated customer-facing marketing, selling and service applications. ATG software solutions include:

    -- The commerce application used by more high-end Web sites than any other

    -- The # 1 Scenario Personalization solution according to the Information Management Association. ATG Scenario Personalization(SM) is used by top performing Web sites including American Airlines, AT&T Wireless, Fidelity Investments, InterContinental Hotels Group (ranked the Best International Hotel Site), Neiman Marcus, and Wells Fargo to manage customer-facing business processes

    -- Marketing solutions that uniquely integrate email and Web interactions, ranked among the top four in the industry by Gartner

    -- Customer service technology that provides information that is more intelligent, personal and relevant

    Primus is a recognized leader in self- and assisted-service technologies. Its software solutions include:

    -- The highest ranking solution in Web Self-Service suites from Gartner

    -- Advanced email response management technology ranked # 1 by Gartner

    -- Extensive knowledgebase and natural language processing search technology supporting call centers, help-desk staff, field service workers, wireless users and self-service sites

    -- Call center problem resolution technology integrated with major CRM suites such as Siebel, PeopleSoft and Remedy

    "The combination of ATG's commerce and marketing solutions with Primus' award-winning customer service and support technologies is a powerful and natural fit," said Michael Brochu, chairman, president and CEO of Primus. "This joint offering will provide enterprises with the industry's most integrated customer experience solution to power their e-business initiatives and is a win-win for our customers, shareholders, employees, and partners."
    The acquisition creates a number of synergies on both the top and bottom line. The opportunity to sell integrated commerce and service solutions into each company's respective customer base provides ATG with significant revenue growth potential. On the expense side, the combination is expected to generate between $10 million and $15 million in annual savings beginning in 2005, through workforce synergies, facilities consolidation and the merger of accounting, legal and regulatory functions.
    "Consolidation in the eService market is necessary as enterprises are looking for integrated multi-channel solutions that leverage all aspects of the customer service and support continuum," said Esteban Kolsky, senior research analyst, Gartner, Inc. "The combination of e-commerce and e-marketing with self- and assisted-service software solutions creates a necessary offering that enterprises today require to enhance the overall customer experience."

    TERMS OF THE AGREEMENT

    Under the terms of the agreement, ATG is acquiring all of the outstanding shares of Primus. Upon completion of the transaction Primus shareholders are expected to own approximately 30 percent to 32 percent of the combined company's outstanding stock on a fully diluted basis. The transaction is expected to be tax-free to Primus shareholders. Based upon ATG's latest closing stock price, and assuming expected exchange ratios in the range of 1.2976 to 1.4169 ATG shares for each diluted share of Primus, the transaction is valued at approximately $30 million to $33 million. The exchange ratio is subject to adjustment within this range based upon Primus' achievement of specified minimum cash and working capital requirements at closing, but in no event will the exchange ratio be less than 1.2976 ATG shares for each diluted share of Primus.
    All directors and executive officers of Primus and certain other shareholders, owning in aggregate approximately 14.6% of Primus' outstanding shares, have signed an agreement to vote their shares in favor of the transaction. Both Primus' and ATG's boards of directors have unanimously approved the transaction. The transaction requires the approval of shareholders of both companies. Pending legal and regulatory review and shareholder approval, the transaction is expected to close during the fourth quarter of 2004.
    As part of the transaction, ATG anticipates that it will be adding two members to its board of directors, bringing the total to nine board members. It is anticipated that Michael Brochu and Daniel Regis, chairman of Primus' audit committee, will become members of the board of directors of ATG.
    SG Cowen is acting as exclusive financial advisor to ATG, and Broadview is acting as financial advisor to Primus in connection with this transaction.

    FINANCIAL SUMMARY

    The combined company is anticipated to generate more than $100 million in revenue for 2005 and is expected to be both profitable and cash flow positive in 2005.

----------------------------------------------------------------------
(Unaudited, Dollars in 000's)                 Twelve Months Ended
                                                 June 30, 2004
                                                             Combined
                                             ATG     Primus  Company
                                           -------- -------- --------
Total revenues                             $62,903  $27,675  $90,578
 License revenue                           $19,696  $11,059  $30,755
   Percent of total revenues                    31%      40%      34%
 Services revenue                          $43,207  $16,616  $59,823
   Percent of total revenues                    69%      60%      66%

Cash, cash equivalents and marketable
 securities                                $32,755   $8,335  $41,090
Employees                                      324      155      479
------------------------------------------ -------- -------- --------

    CONFERENCE CALL NOTICE

    In conjunction with this news release, ATG and Primus management will host a conference call for investors at 9:00 a.m. ET on Wednesday, August 11, 2004. The call will be broadcast live over the Internet. Investors interested in listening to the Webcast should log onto the "Investors" section of the ATG Web site, located at www.atg.com, at least 15 minutes prior to the event's broadcast. To access the live conference call, please dial (800) 500-0920 or (719) 457-2699. A replay of the conference call can be accessed for a period of one week by dialing (888) 203-1112 or (719) 457-0820 (confirmation code: 914952) or via Webcast on ATG's Web site.

    ABOUT PRIMUS KNOWLEDGE SOLUTIONS, INC.

    Primus Knowledge Solutions (NASDAQ: PKSI) develops award-winning software that enables companies to provide a superior customer experience via contact centers, help desks, Web self-service, and electronic communication channels. Primus technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. The company continues to receive industry accolades for its robust product platform, including a 2004 CRM Excellence Award and 2004 Users Choice Award for Primus(R) KnowledgeCenter, and "Strong Positive" ratings from Gartner, the leading provider of research and analysis on global IT, in both the Web Self-Service Gartner MarketScope for 1H04 and the ERMS Gartner MarketScope for 1H04. In 2003, Primus received the STAR Award for "Best Support Technology Vendor" from the Service & Support Professionals Association (SSPA), was recognized for its trend-setting products and named one of the "100 Companies that Matter in Knowledge Management" by KMWorld magazine, and received the CRM Excellence Award from the editors of Customer Interaction Solutions magazine. Global organizations such as Allied Irish Bank, The Boeing Company, CompuCom, EMC, Ericsson, Inc., Fujitsu Limited, Inc., IBM, HSBC, Orange, Motorola, 3Com, and T-Mobile rely on Primus technology to enhance their customer service and support initiatives. Visit www.primus.com for more information.

    ABOUT ATG

    ATG (Art Technology Group, Inc., NASDAQ: ARTG) delivers innovative software to help high-end consumer-facing companies create a richer, more adaptive interactive experience for their customers and partners online and via other channels. ATG has delivered category-leading e-business solutions to many of the world's best-known brands including Best Buy, Kingfisher, Neiman Marcus, Target, Fidelity Investments, Friends Provident, Merrill Lynch, Wells Fargo, A&E Networks, Warner Music, AT&T Wireless, France Telecom, Philips, Procter & Gamble, Hewlett-Packard, American Airlines, InterContinental Hotels Group, US Army, and US Federal Aviation Administration. The company is headquartered in Cambridge, Massachusetts, with additional locations throughout North America, Europe, and Asia. For more information about ATG, please visit www.atg.com.

    (C) 2004 Art Technology Group, Inc. ATG and Art Technology Group are registered trademarks of Art Technology Group, Inc., and Scenario Personalization is its service mark. All other product names, service marks, and trademarks mentioned herein are trademarks of their respective owners.

    ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

    ATG intends to file a registration statement on Form S-4 in connection with the transaction, and ATG and Primus intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from ATG or Primus. ATG and Primus file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC's Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.
    The executive officers and directors of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the acquisition. A description of the interests of ATG's executive officers and directors in ATG is set forth in the proxy statement for ATG's 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus' executive officers and directors in Primus is set forth in the proxy statement for Primus' 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG's and Primus' executive officers and directors in the acquisition by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

    This press release contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that may cause ATG's and Primus' actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as, "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", or the negative of these terms or other comparable terminology. Important risk factors affecting ATG's and Primus' business generally may be found in their periodic reports and registration statements filed with the Securities and Exchange Commission at www.sec.gov. Risk factors related to the subject matter of this press release include the possibilities that ATG may not be successful in integrating Primus' business with its own; that the anticipated cost savings from synergies will be less than expected; that depreciation, amortization and potential impairment charges associated with the acquisition could adversely affect the combined company's results of operations; that shareholder approval and governmental clearances needed to consummate the transaction may be delayed or withheld; that ATG's and Primus' partners, customers or investors may react unfavorably to the combination; that if the acquisition is not completed, ATG's and Primus' businesses may be harmed; the risks and costs of potential and existing intellectual property litigation; the possibility that either company's product deployments will not be successful, on time or significantly enhance the user's Internet experience or handle user volumes; that those customers leveraging the combined companies' products won't have the opportunity to increase revenue and decrease future costs; the need to adapt to rapid changes so products do not become obsolete; the possibility of errors in both companies' software products; the possibility that the company will not be successful in combining the companies' solutions or the companies' combined solutions will not make customer implementations faster or more flexible or permit the customer to meet its customer-facing or infrastructure requirements; that the companies' products will not continue to be integrated with third party applications or application servers or will not support all Web services enabled systems; that ATG's product strategy may change in the future; and the risks and costs of intellectual property litigation. Neither ATG nor Primus undertakes any obligation to update any of the forward-looking statements after the date of this press release.

    CONTACT: MEDIA CONTACTS:
             ATG:
             Victor Beck, 617-386-1246
             vbeck@atg.com
             or
             Primus Knowledge Solutions, Inc.
             Kristin Treat, 206-834-8325
             ktreat@primus.com
             or
             INVESTOR CONTACTS:
             ATG:
             Ed Terino, 617-386-1005
             eterino@atg.com
             or
             Primus Knowledge Solutions, Inc.
             Ron Stevens, 206-834-8341
             rstevens@primus.com